UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Unit B2-303-137, 198 Qidi Road

Beigan Community, Xiaoshan District

Hangzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Entry into a definitive agreement

As previously disclosed, on February 22, 2024, Kaixin Holdings (“Kaixin” or the “Company”) entered into a securities purchase agreement (the “Original Securities Purchase Agreement”) with Shangyue Limited, an exempted company incorporated under the laws of the British Virgin Islands, (the “Purchaser”). Pursuant to the Original Securities Purchase Agreement, the Company agreed to issue 7,000 Series G convertible preferred shares of a par value of US$0.00075 each to the Purchaser in consideration of the compensation for the disposal of its wholly owned subsidiary, Kaixin Auto Group, with negative net worth, to the Purchaser (the “Disposal Consideration”).

On May 20, 2024, the Company entered into an amended and restated securities purchase agreement (the “Amended and Restated Securities Purchase Agreement”) with the Purchaser, which amends and restates the terms of the Original Purchase Agreement in its entirety. Pursuant to the Amended and Restated Securities Purchase Agreement, the Company agrees to issue 12,800 Series G convertible preferred shares of a par value of US$0.00075 each to the Purchaser in consideration of Disposal Consideration and the adjustment on the removal of the terms on redemption at the option of the Company, which is expected to be closed on June 3, 2024.

The Amended and Restated Securities Purchase Agreement and the certificate of designation of Series G convertible preferred shares are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Securities Purchase Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

EXHIBIT INDEX

Exhibit	Description
99.1	Amended and Restated Securities Purchase Agreement
99.2	Certificate of Designation of the Series G Convertible Preferred Shares

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024	Kaixin Holdings

	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer